UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For September 12, 2006

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
(Translation of registrant's name into English)

7/Fl. B, No. 132, Sec. 3
Min-Sheng East Road, Taipei, 105, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    [X]            Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    [    ]             No    [X]

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

Attached hereto as exhibit 99.1 and incorporated by reference herein is a press release issued by the registrant on September 12, 2006.

Exhibit 99.1	Press release, dated September 12, 2006, announcing its upcoming Annual General Meeting.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
By: /s/ Yuan Chun Tang
Name: Yuan Chun Tang Title: Chairman and Chief Executive Officer

Date: September 12, 2006

Exhibit Index

Exhibit 99.1	Press release, dated September 12, 2006, announcing its upcoming Annual General Meeting.